

Mail Stop 4631

February 22, 2017

<u>Via E-Mail</u>
Mr. Charles O'Dowd
Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot, #211
Tucson, AZ 85712

   Re: **ABCO Energy, Inc.**
     Revised Preliminary Proxy Statement on Schedule 14A.
     Filed February 15, 2017
     File No. 0-55235

Dear Mr. O'Dowd:

We reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. You did not include a marked or redlined version of the revised preliminary proxy statement filed on February 15, 2017 as required by our rules. <u>See</u> Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T, and revise in any future filing of a revised preliminary proxy statement.

<u>Proposal 1, page 8</u>

2. Refer to comments 1 and 2 in our February 8, 2017 letter. Disclosure that no shares of preferred stock are currently authorized or outstanding is inconsistent with disclosure in exhibit A to exhibit 3.1 in the Form 10 filed July 1, 2014 that 2,886,704

of the authorized capital shares are to be preferred shares and shall be classified as Series A convertible preferred stock. Please reconcile the disclosures. Additionally, disclose the effects of the increase in the number of shares of preferred stock to be authorized on current holders of preferred stock. Furthermore, revise disclosures throughout the proxy statement to make clear that you are amending the articles of incorporation to increase the number of shares of preferred stock to be authorized from 2,886,704 shares to 100 million shares.

3. Please disclose the number of common shares currently outstanding.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have questions about the comment.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
        Law Offices of John F. Wolcott
        3318 Del Mar Avenue, #202
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